Q1

2013 First Quarter Report

Non-Consolidated Financial and Operating Highlights (1)

	Three months ended
	March 31
	2013	2012

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$41,598	$33,425
per share (2)	$0.25	$0.20
per boe	$21.75	$15.89
Funds from operations	$21,484	$12,419
per share (2)	$0.13	$0.07
per boe	$11.23	$5.91
Dividends received from Longview	$3,173	$4,417
per share (2)	$0.02	$0.03
Total capital expenditures	$54,107	$63,327
Working capital deficit (3)	$49,027	$70,422
Bank indebtedness	$164,025	$188,569
Convertible debentures (face value)	$86,250	$86,250
Shares outstanding at end of period (000)	168,383	166,573
Basic weighted average shares (000)	168,383	166,541
Operating
Daily Production
Natural gas (mcf/d)	119,692	129,951
Crude oil and NGLs (bbls/d)	1,308	1,463
Total boe/d @ 6:1	21,257	23,122
Average prices (including hedging)
Natural gas ($/mcf)	$3.04	$2.00
Crude oil and NGLs ($/bbl)	$75.58	$73.31

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	Based on weighted average shares outstanding
(3)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Stable Production, Increased Funds from Operations and Reduced Bank Indebtedness

➢	On April 30, 2013, Advantage announced that it had closed the Questfire Energy Corp. (“Questfire”) transaction which constituted the sale of substantially all of Advantage’s non-core assets. Accordingly, all financial and operating results in the first quarter of 2013 include results from the non-core assets.

➢	Funds from operations for the first quarter of 2013, excluding dividends received from Longview Oil Corp. (“Longview”), was $21.5 million or $0.13 per share, an increase of 27% as compared to the fourth quarter of 2012 and an increase of 73% as compared to the second quarter of 2012. Funds from operations improved significantly due to an increase in realized natural gas prices. Advantage’s realized natural gas price contains deductions for TransCanada pipeline firm service transportation commitments including costs for any unutilized service at Glacier.

➢	The tax-free dividend income received from Longview amounted to $3.2 million ($0.02 per share) during the first quarter of 2013 as a result of Advantage’s 45.1% ownership in the common shares of Longview.

➢	Production during the first quarter of 2013 averaged 21,257 boe/d (93% natural gas) and was comparable to the fourth quarter of 2012. Production during the second quarter of 2013 will include production from the non-core assets for the month of April 2013.

➢	Advantage’s average royalty rate was 4.5% for the first quarter of 2013 compared to 7.9% during the same period of 2012. Advantage’s royalty rates have decreased due to lower average royalties attributed to production from Glacier.

➢	Operating expense for the three months ended March 31, 2013 was $5.18/boe ($0.86/mcf) compared to $5.74/boe during the same period of 2012. The reduction in operating costs reflects the continued efficiencies created by processing our natural gas production through our 100% owned Glacier gas plant.

➢	Total capital expenditures for the three months ended March 31, 2013 was incurred primarily at Glacier and amounted to $54.1 million. During the first quarter of 2013, we employed revised completion designs and completed 7 Upper Montney wells and 2 Lower Montney wells which remained from our previous 2011/2012 drilling season. In addition, 3 new Middle Montney wells which were drilled in the second half of 2012 were completed during the fourth quarter 2012 and first quarter of 2013. Productivity from these wells is anticipated to maintain Glacier production at approximately 100 mmcf/d for the remainder of 2013. Capital expenditures also included modifications to increase the water disposal capacity at our Glacier gas plant and included the drilling of a water disposal well which will further reduce operating costs.

➢	As of March 31, 2013, bank indebtedness was $164.0 million on a $300 million credit facility. Concurrent with the closing of our non-core asset sales on April 30, 2013, we announced that our credit facility was revised to $230 million with a pro-forma bank debt of approximately $125 million as of March 31, 2013. This leaves an undrawn credit facility of $105 million or 46% of our current credit facility.

➢	In addition to Glacier, Advantage’s other major assets includes a 45.1% ownership in the shares of Longview valued at approximately $101 million, a $32.6 million Convertible Senior Secured Questfire Debenture and 1,500,000 Class B Shares of Questfire.

➢	Advantage’s pro-forma tax pools as of December 31, 2012 are approximately $1.1 billion of which approximately $800 million are deductible at a rate of 100%.

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Looking Forward – Focused on Glacier Development Plan to Double Production by 2015

➢	On April 30, 2013, Advantage announced the closing of the Questfire Transaction which represents substantially all of Advantage’s remaining non-core assets. Advantage is now a pure play company focused on our signature Glacier Montney property.

➢	We are currently working on the two year development plan that will increase natural gas throughput at Glacier to approximately 140 mmcf/d by the spring of 2014 and 200 mmcf/d by the spring of 2015. Preliminary estimates for this plan is included in our current investor presentation that is available on our website. Capital requirements will be funded through growing cash flow, undrawn credit facilities and current Advantage investments. Operational activities will include drilling of additional Upper Montney wells and further delineation of the Middle and Lower Montney intervals where only 2.2% and 27.6% of the total acreage, respectively, has been assigned reserves at year end 2012. Options to process and extract liquids from the Middle Montney will also be evaluated and included in the development plan.

➢	We anticipate announcing our capital program and budget for the period July 1, 2013 to June 30, 2014 before mid-year 2013.

Commodity Hedging Program

➢	Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows for the period from January 2013 to March 2016 and are summarized in the following table:

Average Price
Period	Average Volume Hedged	$Cdn. AECO
2013 Year	29,224 mcf/d	$3.31/mcf
2014 Year	47,391 mcf/d	$3.79/mcf
2015 Year	45,021 mcf/d	$3.91/mcf
2016 Q1	42,652 mcf/d	$3.90/mcf

➢	Additional details on our hedging program are available at our website at www.advantageog.com.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of May 9, 2013, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months ended March 31, 2013 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, terms of the TSA (as defined herein) with Longview Oil Corp. ("Longview"); industry conditions, including effect of changes in natural gas prices on the natural gas industry and demand for natural gas; the Corporation's hedging strategy; expected production from the Glacier area through to the end of 2013; Longview's anticipated average daily production from the 2013 calendar year; the anticipated effect of longer-term price support for natural gas on supply and demand; the Corporation's beliefs regarding future prices for natural gas; effect of changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI on Advantage’s realized prices; effect of supply management by OPEC (as defined herein) and strong relative demand from developing countries on long-term pricing fundamentals for crude oil; effect of commodity prices on the Corporation's financial results, condition and performance; effect of derivative contracts on sales and commodity price fluctuations; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts in 2013; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; effect of GCA (as defined herein) and increased production from Glacier on royalty rates; Advantage's plans to explore opportunities to reduce operating costs; Longview's anticipated operating costs during 2013; terms of the Corporation's and Longview's equity compensation plans; expectations of future compensation costs associated with the restricted shares of Longview; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities, the Corporation's expectations regarding extension of the credit facilities at each annual review and effect of revisions or changes in reserve estimates and commodity prices on the borrowing base; terms of the Corporation's convertible debentures; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, including the impact on the Corporation's operating netbacks, funds from operations and capital expenditures; anticipated effect of the Corporation's hedging program on the volatility of funds from operations; Advantage's beliefs regarding its strategy to protect its business in the current industry and economic environment and its plans to monitor the possible impact on its business and strategy and to make adjustments, as necessary; Advantage's focus on development of the Montney natural gas resource play at Glacier while retaining a significant investment in Longview; the Corporation's expectations as to its ability to maintain production from Glacier at the levels disclosed herein for the remainder of 2013; the Corporation's estimated capital expenditure program from the 12 months ended June 30, 2013; the focus of Longview's capital drilling program; anticipated changes in accounting standards; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; the Corporation's exploration and development plans and anticipated production growth targets; anticipated timing of providing additional information on the Corporation's capital budget; the anticipated sources of funding for the Longview's 2013 capital expenditure program and annual dividend; Longview's anticipated average daily production, product mix, royalty rates, operating expenses, funds from operations, dividends and capital expenditures for the year ended December 31, 2013; the focus of Longview's 2013 capital program; and Longview's plans to monitor funds from operations, its dividend policy and capital expenditure commitments to ensure they are substantially balanced. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

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These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net loss, comprehensive loss, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended
	March 31
($000)	2013	2012	% change
Cash provided by operating activities	$57,995	$32,895	76%
Expenditures on decommissioning liability	2,147	739	191%
Changes in non-cash working capital	(19,520)	2,118	(1022)%
Finance expense (1)	(4,325)	(3,761)	15%
Funds from operations	$36,297	$31,991	13%

(1) Finance expense excludes non-cash accretion expense.

Non-core Asset Sales

On August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp (“Longview”). In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on the property, plant and equipment held for sale effective as of the announcement. The carrying amounts of exploration and evaluation assets, property, plant and equipment, decommissioning liabilities and derivative liabilities associated with the assets held for sale have been presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount. On February 5, 2013 Advantage announced that it had closed four separate sales transactions since commencement of the non-core asset disposition process for net cash proceeds of $27.8 million and representing production of approximately 420 boe/d. On April 30, 2013, Advantage announced that it had closed a fifth transaction with Questfire Energy Corp. (“Questfire”) representing production of approximately 5,600 boe/d which, on a combined basis, constituted the sale of substantially all non-core assets. The consideration received by Advantage from Questfire consisted of $40.2 million of cash, a $32.6 million Convertible Senior Secured Questfire Debenture and 1.5 million Class B Shares of Questfire (the “Transaction”). The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness.

Consolidation of Longview Oil Corp.

Advantage owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.9% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating Information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

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A Technical Services Agreement (“TSA”) exists between Advantage and Longview whereby Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended
	March 31, 2013
	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	119,692	7,706	127,398
Crude oil (bbls/d)	564	4,258	4,822
NGLs (bbls/d)	744	561	1,305
Total (boe/d)	21,257	6,103	27,360
Natural gas (%)	93%	21%	78%
Crude oil (%)	3%	70%	18%
NGLs (%)	4%	9%	4%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$2.98	$3.33	$3.00
Including hedging	$3.04	$3.33	$3.05

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$82.02	$76.52	$77.16
Including hedging	$82.34	$74.96	$75.82
Realized NGLs prices
Excluding hedging	$70.46	$53.44	$63.14
Realized crude oil and NGLs prices
Excluding hedging	$75.45	$73.83	$74.18
Including hedging	$75.58	$72.45	$73.12

Cash netbacks ($/boe)
Petroleum and natural gas sales	$21.42	$62.49	$30.58
Royalties	(0.97)	(11.80)	(3.39)
Realized gain (loss) on derivatives	0.33	(1.09)	0.01
Operating expense	(5.18)	(20.49)	(8.59)
Operating income	15.60	29.11	18.61
General and administrative expense (1)	(2.83)	(1.21)	(2.47)
Finance expense (2)	(1.55)	(2.49)	(1.75)
Miscellaneous income	0.01	1.56	0.35
Cash netbacks	$11.23	$26.97	$14.74

(1)	General and administrative expense excludes non-cash G&A.
(2)	Finance expense excludes non-cash accretion expense.

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	Three months ended
	March 31, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$32,088	$2,307	$34,395
Realized hedging gains	609	-	609
Natural gas sales including hedging	32,697	2,307	35,004
Crude oil and NGLs sales	8,885	32,020	40,905
Realized hedging gains (losses)	16	(598)	(582)
Crude oil and NGLs sales including hedging	8,901	31,422	40,323
Total	$41,598	$33,729	$75,327
per boe	$21.75	$61.40	$30.59

Royalties	$1,855	$6,482	$8,337
per boe	$0.97	$11.80	$3.39
As a percentage of petroleum and natural gas sales	4.5%	18.9%	11.1%

Operating expense	$9,905	$11,255	$21,160
per boe	$5.18	$20.49	$8.59

General and administrative expense (1)	$5,413	$664	$6,077
per boe	$2.83	$1.21	$2.47

Interest on bank indebtedness	$1,909	$1,370	$3,279
per boe	$1.00	$2.49	$1.33

Interest on convertible debentures	$1,046	$-	$1,046
per boe	$0.55	$-	$0.42

Miscellaneous income	$14	$855	$869
per boe	$0.01	$1.56	$0.35

Funds from operations	$21,484	$14,813	$36,297
per boe	$11.23	$26.97	$14.74
per share (2) (3)	$0.13	$0.32	$0.17

Dividends from Longview (declared by Longview)	$3,173	$(7,029)	$(3,856)

Expenditures on property, plant and equipment	$54,096	$14,080	$68,176
Expenditures on exploration and evaluation assets	11	-	11
Total capital spending	$54,107	$14,080	$68,187

Debt and working capital
Bank indebtedness	$164,025	$116,900	$280,925
Convertible debentures	$86,250	$-	$86,250
Working capital deficit	$49,027	$13,010	$62,037

(1)	General and administrative expense excludes non-cash G&A.
(2)	Based on basic weighted average shares outstanding applicable to each legal entity.
(3)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

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Overview

	Three months ended
	March 31
	2013	2012	% change
Cash provided by operating activities ($000)	$57,995	$32,895	76%
Funds from operations ($000)	$36,297	$31,991	13%
per share (1)	$0.17	$0.19	(11)%
per boe	$14.74	$11.77	25%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

Advantage realized a 13% increase in funds from operations to $36.3 million for the three months ended March 31, 2013 as compared to the first quarter of 2012. Additionally, our netback for the three months ended March 31, 2013 increased 25% to $14.74 per boe as compared to the first quarter of 2012. Funds from operations have been significantly impacted as our realized natural gas prices, excluding hedging, increased 49% for the three months ended March 31, 2013 when compared to the same period of 2012. Natural gas prices declined dramatically throughout 2012 due to increased supply and lower demand fundamentals that resulted in historic high inventory levels. However, with the prolonged 2012/2013 winter, inventory levels have continued to contract below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. The improvement in natural gas prices were partially offset by realized crude oil and NGLs prices, excluding hedging, that decreased 9% for the three months ended March 31, 2013, as compared to the same period of 2012. Our crude oil realized prices decreased during the first quarter of 2013 due to lower WTI pricing. Differentials continue to remain volatile but the WTI/Edmonton Light differential has improved since 2012 resulting in a modestly stronger Canadian realized pricing. Natural gas liquid prices have continued to remain soft due to oversupply attributable to successful liquids-rich drilling throughout North America. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum, Natural Gas Sales and Hedging

	Three months ended
	March 31
($000)	2013	2012	% change
Natural gas sales	$34,395	$25,686	34%
Realized hedging gains	609	-	100%
Natural gas sales including hedging	35,004	25,686	36%
Crude oil and NGLs sales	40,905	48,808	(16)%
Realized hedging losses	(582)	(644)	(10)%
Crude oil and NGLs sales including hedging	40,323	48,164	(16)%
Total (1)	$75,327	$73,850	2%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, increased 1% for the three months ended March 31, 2013 as compared to the same period of 2012 due to improved natural gas prices that were partially offset by lower realized crude oil and NGLs prices and decreased production. Natural gas prices declined dramatically throughout 2012 due to increased supply and lower demand fundamentals that resulted in historic high inventory levels. However, with the prolonged 2012/2013 winter, inventory levels have continued to contract below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. Our crude oil realized prices decreased during the first quarter of 2013 due to lower WTI pricing. Differentials continue to remain volatile but the WTI/Edmonton Light differential has improved since 2012 resulting in a modestly stronger Canadian realized pricing. Natural gas liquid prices have continued to remain soft due to oversupply attributable to successful liquids-rich drilling throughout North America. Average daily production during the first quarter of 2013 decreased 8% from the same period of 2012. We announced in March 2012 that as a result of the prevailing low natural gas pricing environment, we would maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. Additionally, total production from Longview during the first quarter of 2012 was higher than normal as their 2011 capital program was significantly delayed due to poor field conditions resulting in the majority of production additions occurring during the fourth quarter of 2011 and the first quarter of 2012.

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For the three months ended March 31, 2013 we realized a nominal net gain on settled derivative contracts as realized hedging gains from natural gas were offset by realized hedging losses from crude oil. Although we realized comparable crude oil hedging losses during the first quarter of 2012, we had no natural gas hedges for that same period. Advantage has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”).

Production

	Three months ended
	March 31
	2013	2012	% change
Natural gas (mcf/d)	127,398	139,664	(9)%
Crude oil (bbls/d)	4,822	5,173	(7)%
NGLs (bbls/d)	1,305	1,409	(7)%
Total (boe/d)	27,360	29,859	(8)%
Natural gas (%)	78%	78%
Crude oil (%)	18%	17%
NGLs (%)	4%	5%

Average daily production during the first quarter of 2013 decreased 8% from the same period of 2012 but was 1% higher than the 27,057 boe/d reported for the fourth quarter of 2012.

Advantage’s stand-alone production averaged 21,257 boe/d for the first quarter of 2013, as compared to 20,749 boe/d realized during the fourth quarter of 2012. We announced in March 2012 that as a result of the prevailing low natural gas pricing environment, we would maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. During the first quarter of 2013, Glacier averaged 91.5 mmcf/d with production interruptions created by completion operations and production testing of 12 Montney wells. We estimate that sufficient behind pipe productivity currently exists from these well completions to sustain production at approximately 100 mmcf/d for the remainder of 2013. On February 5, 2013 Advantage announced that it had closed four separate sales transactions since commencement of the non-core asset disposition process in August 2012 representing production of approximately 420 boe/d. On April 30, 2013, Advantage announced that it had closed a fifth transaction representing production of approximately 5,600 boe/d which, on a combined basis, constituted the sale of substantially all non-core assets such that future production will be primarily derived from Glacier.

Longview daily production averaged 6,103 boe/d for the first quarter of 2013 with 79% from crude oil and NGLs, a slight 3% decrease from the 6,308 boe/d realized during the fourth quarter of 2012 and a 9% decrease compared to the first quarter of 2012. The majority of production declines related to natural gas which fell by 10% compared to the fourth quarter of 2012 while oil and NGL volumes showed a slight decline slipping by 1%. Longview’s 2013 capital program was delayed due to extreme winter conditions in Southeast Saskatchewan with the majority of new production additions brought on-stream at quarter end. They exited the quarter producing approximately 6,500 boe/d with oil and NGLs comprising 80% of total volumes. Production during the first quarter of 2012 was high due to a delayed drilling program which caused the majority of production additions to occur during the fourth quarter of 2011 and the first quarter of 2012. Longview expects daily production to average approximately 6,200 to 6,300 boe/d for the 2013 calendar year.

Advantage Oil & Gas Ltd. - 10

Commodity Prices and Marketing

Natural Gas

	Three months ended
	March 31
($/mcf)	2013	2012	% change
Realized natural gas prices
Excluding hedging	$3.00	$2.02	49%
Including hedging	$3.05	$2.02	51%
AECO daily index	$3.20	$2.17	47%

Realized natural gas prices, excluding hedging, for the three months ended March 31, 2013 was comparable to the fourth quarter of 2012 but increased 49% when compared to the same period of 2012. Our realized natural gas prices include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments of 125 mmcf/d at Glacier for calendar 2013. We incur charges of approximately $0.25/mcf on these service commitments and since Glacier production averaged 91.5 mmcf/d during the first quarter of 2013, the unutilized firm service costs reduced our realized natural gas prices in comparison to AECO.

Natural gas prices declined dramatically throughout 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays, that resulted in historic high inventory levels. Massive switching by electrical utilities from coal to natural gas during the 2012 summer gradually reduced inventory levels approaching the five-year average. Although U.S. natural gas production has remained resilient, the 2012/2013 prolonged winter has reduced inventory levels below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. We believe that natural gas prices in the long-term will improve due to increased usage for power generation and petrochemical products, increased North American production declines that will challenge supply replacement at low prices, and reduced natural gas directed drilling in resource and conventional plays.

Crude Oil and NGLs

	Three months ended
	March 31
($/bbl)	2013	2012	% change
Realized crude oil prices
Excluding hedging	$77.16	$87.56	(12)%
Including hedging	$75.82	$86.20	(12)%
Realized NGLs prices
Excluding hedging	$63.14	$59.16	7%
Realized crude oil and NGLs prices
Excluding hedging	$74.18	$81.48	(9)%
Including hedging	$73.12	$80.41	(9)%
WTI ($US/bbl)	$94.34	$102.94	(8)%
$US/$Canadian exchange rate	$0.99	$1.00	(1)%
Edmonton Light ($/bbl)	$88.78	$92.86	(4)%
WTI/Edmonton Light Differential ($/bbl)	$(6.51)	$(10.08)	(35)%

Realized crude oil and NGLs prices, excluding hedging, decreased 9% for the three months ended March 31, 2013, as compared to the same period of 2012 with WTI decreasing 8% to US$94.34/bbl. However, realized crude oil and NGLs prices, excluding hedging, increased 5% for the first quarter of 2013 when compared to the immediate prior quarter as crude oil prices strengthened with WTI increasing 7%. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in Canadian crude oil differentials between WTI and Canadian realized pricing, the $US/$Canadian exchange rate, and quality and transportation adjustments. Differentials continue to remain volatile but the WTI/Edmonton Light differential has improved since 2012 resulting in a modestly stronger Canadian realized pricing. Natural gas liquid prices have continued to remain soft due to oversupply attributable to successful liquids-rich drilling throughout North America. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the Organization of the Petroleum Exporting Countries (“OPEC”) and strong relative demand from developing countries.

Advantage Oil & Gas Ltd. - 11

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also separately limit the utilization of derivative contracts for each of Advantage and Longview. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production on an annual basis over the first three years and 50% over the fourth year. Longview is allowed to hedge up to 60% of total estimated crude oil and natural gas production on an annual basis over the first two years and 50% over the third year.

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Fixed price	January 2013 to December 2013	14,217 mcf/d	$3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	$2.95/mcf
Fixed price	July 2013 to September 2013	4,739 mcf/d	$3.22/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	$3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	$3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	$3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	$3.68/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	$4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	$4.01/mcf
Fixed price (1)	April 2014 to March 2015	18,956 mcf/d	$3.82/mcf
Fixed price (1)	April 2015 to March 2016	18,956 mcf/d	$3.90/mcf
Fixed price (1)	April 2015 to March 2016	9,478 mcf/d	$3.90/mcf
Fixed price (1)	April 2015 to March 2016	14,217 mcf/d	$3.91/mcf

Crude oil – WTI
Fixed price (2)	January 2013 to December 2013	1,000 bbls/d	$90.29/bbl
Fixed price (2)	February 2013 to December 2013	1,000 bbls/d	$93.00/bbl

(1)	Derivative contracts entered into subsequent to March 31, 2013.

(2)	Derivative contracts entered by Longview.

Advantage Oil & Gas Ltd. - 12

In February 2013, the Corporation entered into derivatives contracts, which were transferred to Questfire upon closing of the Transaction on April 30, 2013, as follows:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Fixed price	March 2013 to December 2013	13,269 mcf/d	$3.22/mcf
Fixed price	January 2014 to December 2014	7,583 mcf/d	$3.54/mcf

Crude oil – WTI
Fixed price	March 2013 to December 2013	250 bbls/d	$97.25/bbl
Fixed price	January 2014 to December 2014	200 bbls/d	$94.80/bbl

A summary of realized and unrealized hedging gains and losses for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended
	March 31
($000)	2013	2012	% change
Realized gains (losses) on derivatives
Natural gas	$609	$-	100%
Crude oil	(582)	(644)	(10)%
Total realized gains (losses) on derivatives	27	(644)	(104)%
Unrealized gains (losses) on derivatives
Natural gas	(11,815)	186	(6,452)%
Crude oil	(168)	(980)	(83)%
Total unrealized losses on derivatives	(11,983)	(794)	1,409%
Total losses on derivatives	$(11,956)	$(1,438)	731%

For the three months ended March 31, 2013 we realized a nominal net gain on settled derivative contracts as realized hedging gains from natural gas were offset by realized hedging losses from crude oil. Although we realized comparable crude oil hedging losses during the first quarter of 2012, we had no natural gas hedges for that same period. As at March 31, 2013, the fair value of the derivative contracts outstanding and to be settled was a net liability of approximately $10.9 million (including liabilities associated with assets held for sale), a change of $12.0 million from the $1.1 million net asset at December 31, 2012. For the three months ended March 31, 2013, this $12.0 million increase in the fair value of the net liability associated with the derivative contracts was recognized in income as an unrealized derivative loss (March 31, 2012 – $0.8 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2013 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive loss as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2013 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 13

Royalties

	Three months ended
	March 31
	2013	2012	% change
Royalties ($000)	$8,337	$10,554	(21)%
per boe	$3.39	$3.88	(13)%

As a percentage of petroleum and natural gas sales	11.1%	14.2%	(3.1)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Total royalties paid during the three months ended March 31, 2013 have decreased as compared to the same quarter of 2012 due to a significant reduction in royalty rates. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 4.5% and 18.9%, respectively. Advantage’s royalty rates, that are predominately based on natural gas production, have decreased due to lower average royalties attributed to production from our significant development at Glacier, Alberta. The estimated royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier becomes a larger proportion of total Advantage production, we have experienced a continual reduction in our realized royalty rate. Additionally, Advantage further benefits from significant GCA that further lowers the effective royalty rate.

Operating Expense

	Three months ended
	March 31
	2013	2012	% change
Operating expense ($000)	$21,160	$22,978	(8)%
per boe	$8.59	$8.46	2%

Total operating expense for the three months ended March 31, 2013 is slightly lower than the first quarter of 2012 due to 8% lower production. However, operating expense per boe for the current quarter is comparable to the same period of the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the first quarter of 2013 was $5.18/boe, compared to $5.23/boe for the fourth quarter of 2012 and $5.74/boe for the first quarter of 2012. Advantage operating expenses are driven by our significant development at Glacier whereby operating costs are approximately $0.30/mcf ($1.80/boe) due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant. Advantage continues to explore further opportunities to reduce costs.

Operating expense per boe realized by Longview for the first quarter of 2013 was $20.49/boe, compared to $21.04/boe for the fourth quarter of 2012 and $17.78/boe for the first quarter of 2012. To help stabilize fluctuating power costs, Longview has fixed the price of 0.8 MW at $55.41/MWh for the period from January 2013 to December 2014. Longview anticipates operating costs to be $19.00 to $20.00/boe during 2013.

Advantage Oil & Gas Ltd. - 14

General and Administrative Expense

	Three months ended
	March 31
	2013	2012	% change
General and administrative expense
Cash expense ($000)	$6,077	$5,062	20%
per boe	$2.47	$1.86	33%
Non-cash expense ($000)	$1,580	$2,063	(23)%
per boe	$0.64	$0.76	(16)%

Total general and administrative expense ($000)	$7,657	$7,125	7%
per boe	$3.11	$2.62	19%
Employees at March 31	121	126	(4)%

Cash general and administrative (“G&A”) expense increased for the three months ended March 31, 2013 compared to the same period of 2012 due to additional amounts provided to retain employees during the non-core asset disposition process and strategic alternatives review process.

Non-cash G&A expense is comprised of share based compensation, including restricted shares and stock options, granted to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares are generally granted when the Corporation demonstrates a positive total return, subject to Board of Directors approval, and on vesting are exchanged for common shares. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period and incorporates the fair value at grant date, the estimated number of restricted shares or stock options to vest, and certain management estimates.

Advantage stand-alone had a restricted share performance incentive plan that expired during the third quarter of 2012 and no Advantage restricted shares were granted during 2012. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to continue providing for long term equity based compensation for service providers. For the three months ended March 31, 2013, Advantage recognized $1.5 million of compensation cost as non-cash G&A expense related to stock options granted in 2012. During the current quarter 1.9 million stock options expired unexercised and there were no new grants of stock options.

Longview for the three months ended March 31, 2013 granted no restricted shares and $0.1 million of compensation cost was recognized as non-cash G&A expense. During the same period, Longview issued 20,761 common shares to service providers in exchange for vested restricted shares. As at March 31, 2013, 92,869 restricted shares remain unvested and will vest to service providers over the next year with a total of $0.2 million in compensation cost to be recognized over the future service periods.

Depreciation Expense

	Three months ended
	March 31
	2013	2012	% change
Depreciation expense ($000)	$25,680	$37,578	(32)%
per boe	$10.43	$13.83	(25)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For the three months ended March 31, 2013, depreciation expense has decreased due to the reduced rate of depreciation per boe and slightly lower production. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale effective August 2012, in accordance with the requirements of IFRS (refer to the sections “Non-core Asset Sales”).

Advantage Oil & Gas Ltd. - 15

Interest on Bank Indebtedness

	Three months ended
	March 31
	2013	2012	% change
Interest on bank indebtedness ($000)	$3,279	$2,705	21%
per boe	$1.33	$1.00	33%
Average effective interest rate	4.5%	4.1%	0.4%

Bank indebtedness at March 31 ($000)	$280,925	$290,201	(3)%

Total interest on bank indebtedness has increased for the three months ended March 31, 2013 as compared to the same period of 2012 primarily due to a higher average debt balance during the current quarter and modestly higher effective interest rates. Our consolidated bank indebtedness outstanding at the end of March 31, 2013 was $280.9 million, an increase of $8.4 million from December 31, 2012, consisting of $164.0 million and $116.9 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have increased due to the modestly higher debt to cash flow ratio as calculated pursuant to our Credit Facilities and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended
	March 31
	2013	2012	% change
Interest on convertible debentures ($000)	$1,046	$1,056	(1)%
per boe	$0.42	$0.39	8%
Accretion on convertible debentures ($000)	$825	$801	3%
per boe	$0.34	$0.29	17%
Convertible debentures maturity value at March 31 ($000)	$86,250	$86,250	-%

Interest and accretion on convertible debentures for the three months ended March 31, 2013 are comparable to the same quarter of the prior year as there have been no changes in our convertible debentures outstanding. We have $86.2 million of 5% convertible debentures outstanding that are due to mature January 30, 2015.

Accretion on Decommissioning Liability

	Three months ended
	March 31
	2013	2012	% change
Accretion on decommissioning liability ($000)	$1,637	$1,695	(3)%
per boe	$0.66	$0.62	6%

Decommissioning liability at March 31 ($000) (1)	$248,232	$238,968	4%

(1) Includes decommissioning liability associated with assets held for sale.

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The net present value of the decommissioning liability has increased due to a decrease in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.49% of the liability.

Advantage Oil & Gas Ltd. - 16

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2013, the Corporation recognized a deferred income tax recovery of $0.9 million as a result of the $5.4 million loss before taxes and non-controlling interest. As at March 31, 2013, the Corporation had a deferred income tax asset balance of $42.5 million and a deferred income tax liability balance of $3.4 million.

Net Income Attributable to Non-Controlling Interest

At March 31, 2013, Advantage had a 45.1% ownership interest in Longview with the remaining 54.9% held by outside interests or non-controlling interests. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income or loss attributable to the Advantage shareholders, it is necessary to deduct or add that portion of the net income or loss related to Longview that is consolidated within Advantage’s financial results but is attributable to the non-controlling interests. Therefore, for the three months ended March 31, 2013, Advantage recognized a $0.5 million decrease to net income related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests (March 31, 2012 - $1.8 million).

Net Loss and Comprehensive Loss

	Three months ended
	March 31
	2013	2012	% change

Net loss and comprehensive loss ($000)	$(4,979)	$(10,559)	(53)%
per share - basic	$(0.03)	$(0.06)	(50)%
- diluted	$(0.03)	$(0.06)	(50)%

Advantage realized a net loss of $5.0 million for the three month ended March 31, 2013, a 53% decrease as compared to the same quarter of the prior year primarily due to higher funds from operations and less depreciation expense partially offset by unrealized derivative losses. Funds from operations have been significantly impacted as our realized natural gas prices, excluding hedging, increased 49% for the three months ended March 31, 2013 when compared to the same period of 2012. Natural gas prices declined dramatically throughout 2012 due to increased supply and lower demand fundamentals that resulted in historic high inventory levels. However, with the prolonged 2012/2013 winter, inventory levels have continued to contract below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. However, with the increase in natural gas prices, the fair value of the net liability associated with our outstanding derivative contracts increased $12.0 million for the three months ended March 31, 2013 which was recognized in income as an unrealized derivative loss (March 31, 2012 - $0.8 million unrealized derivative loss). For the three months ended March 31, 2013, depreciation expense has decreased due to the reduced rate of depreciation per boe and slightly lower production. The rate of depreciation per boe has decreased as Advantage ceased depreciation of assets held for sale effective August 2012.

Advantage Oil & Gas Ltd. - 17

Cash Netbacks

	Three months ended
	March 31
	2013		2012
	$000	per boe	$000	per boe
Petroleum and natural gas sales	$75,300	$30.58	$74,494	$27.42
Royalties	(8,337)	(3.39)	(10,554)	(3.88)
Realized gain (loss) on derivatives	27	0.01	(644)	(0.24)
Operating expense	(21,160)	(8.59)	(22,978)	(8.46)
Operating income	45,830	18.61	40,318	14.84
General and administrative (1)	(6,077)	(2.47)	(5,062)	(1.86)
Finance expense (2)	(4,325)	(1.75)	(3,761)	(1.39)
Miscellaneous income	869	0.35	496	0.18
Funds from operations and cash netbacks	$36,297	$14.74	$31,991	$11.77

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

Advantage realized a 13% increase in funds from operations to $36.3 million for the three months ended March 31, 2013 as compared to the first quarter of 2012. Additionally, our netback for the three months ended March 31, 2013 increased 25% to $14.74 per boe as compared to the first quarter of 2012. Funds from operations have been significantly impacted as our realized natural gas prices, excluding hedging, increased 49% for the three months ended March 31, 2013 when compared to the same period of 2012. Natural gas prices declined dramatically throughout 2012 due to increased supply and lower demand fundamentals that resulted in historic high inventory levels. However, with the prolonged 2012/2013 winter, inventory levels have continued to contract below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. The improvement in natural gas prices were partially offset by realized crude oil and NGLs prices, excluding hedging, that decreased 9% for the three months ended March 31, 2013, as compared to the same period of 2012. Our crude oil realized prices decreased during the first quarter of 2013 due to lower WTI pricing. Natural gas liquid prices have continued to remain soft due to oversupply attributable to successful liquids-rich drilling throughout North America.

Advantage Oil & Gas Ltd. - 18

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2013	2014	2015
Building leases		$3.4	$1.9	$1.5	$-
Pipeline/transportation		22.3	9.9	10.2	2.2
Bank indebtedness (1)	- principal	280.9	-	116.9	164.0
	- interest	24.9	10.3	10.8	3.8
Convertible debentures (2) - principal		86.2	-	-	86.2
	- interest	8.6	2.2	4.3	2.1
Total contractual obligations		$426.3	$24.3	$143.7	$258.3

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next review scheduled for Advantage in June 2014 and Longview in June 2013. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at March 31, 2013, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	March 31, 2013
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$164,025	$116,900	$280,925
Working capital deficit (1)	49,027	13,010	62,037
Net debt	213,052	129,910	342,962
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$299,302	$129,910	$429,212
Shares outstanding	168,382,838	46,857,925
Shares closing market price ($/share)	$3.76	$4.78
Market capitalization (2)	$633,119	$223,981

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board on an ongoing basis.

Advantage Oil & Gas Ltd. - 19

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Natural gas prices declined dramatically throughout 2012 due to increased supply and lower demand fundamentals that resulted in historic high inventory levels. However, with the prolonged 2012/2013 winter, inventory levels have continued to contract below the five-year average resulting in a more balanced market and a significant improvement in pricing compared to 2012. Crude oil prices have generally remained strong, although 2012 experienced significant changes due to increased North American production that has challenged current infrastructure resulting in volatile differentials that has placed downward pressure on Canadian realized prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. Advantage has been proactive in mitigating commodity price risk and has entered numerous hedging contracts to March 31, 2016 (refer to the section “Commodity Price Risk”). In order to strengthen our financial position and balance our cash flows, on May 22, 2012, Advantage sold 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Additionally, on August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp (“Longview”). On February 5, 2013 Advantage announced that it had closed four separate sales transactions since commencement of the non-core asset disposition process for net cash proceeds of $27.8 million and representing production of approximately 420 boe/d. On April 30, 2013, Advantage announced that it had closed a fifth transaction with Questfire representing production of approximately 5,600 boe/d which, on a combined basis, constituted the sale of substantially all non-core assets. The consideration received by Advantage from Questfire consisted of $40.2 million of cash, a $32.6 million Convertible Senior Secured Questfire Debenture and 1.5 million Class B Shares of Questfire. The net cash proceeds from all disposition transactions were used to reduce outstanding bank indebtedness. We will continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current industry and economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at March 31, 2013, Advantage had 168.4 million common shares outstanding and there were no changes in share capital during the current quarter. As at May 9, 2013, common shares outstanding have not changed since March 31, 2013.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at March 31, 2013 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2012 - $86.2 million outstanding and convertible to 10.0 million common shares). Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2013, Advantage had consolidated bank indebtedness outstanding of $280.9 million consisting of $164.0 million and $116.9 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has increased $8.4 million since December 31, 2012, as our primary capital activity occurs during the winter months such that capital spending will normally exceed funds from operations. Advantage’s consolidated credit facilities of $500 million at March 31, 2013 included $300 million with Advantage and $200 million with Longview (the “Credit Facilities”). On April 30, 2013, we announced that the Advantage legal entity credit facility was revised to $230 million concurrent with the closing of the sale of non-core assets whereby Advantage received $40.2 million of cash that was used to reduce outstanding bank indebtedness. Advantage’s consolidated credit facilities are now $430 million and are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur for Advantage in June 2014 and Longview in June 2013. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage Oil & Gas Ltd. - 20

Advantage had a consolidated working capital deficiency of $62.0 million as at March 31, 2013. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Working capital deficiency has increased during the winter as we increased our capital expenditure programs, particularly at Glacier where we had experienced completion delays. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On completion of Longview’s initial public offering on April 14, 2011, Advantage owned 29,450,010 common shares of Longview representing a 63% equity ownership with the remaining 37% equity ownership held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 Longview common shares to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.1% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income or loss that is consolidated within Advantage’s financial results and reduced for any dividends declared by Longview to the independent shareholders. Therefore, for the three months ended March 31, 2013, Advantage recognized a $0.5 million increase to net loss related to Longview’s net income consolidated within Advantage’s financial results but attributable to the non-controlling interests. This $0.5 million increased non-controlling interest on the statement of financial position with a decrease of $3.9 million related to dividends declared by Longview to the non-controlling interest ownership.

Capital Expenditures

	Three months ended
	March 31
($000)	2013	2012
Drilling, completions and workovers	$59,516	$68,169
Well equipping and facilities	8,640	13,164
Land and seismic	20	44
Other	-	546
Expenditures on property, plant and equipment	68,176	81,923
Expenditures on exploration and evaluation assets	11	-
Proceeds from property dispositions	(13,882)	-
Net capital expenditures (1)	$54,305	$81,923

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage’s preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage Oil & Gas Ltd. - 21

Advantage on a legal entity basis spent on property, plant and equipment and exploration and evaluation assets for the three months ended March 31, 2013 $54.1 million, substantially all of which was incurred at Glacier. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. During the first quarter of 2012 we completed our Glacier Phase IV development program with 14 drilled wells remaining to complete at quarter-end. We announced in March 2012 that as a result of the prevailing low natural gas pricing environment, we would maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. We experienced a prolonged 2012 spring break-up and other weather related conditions that delayed our Glacier capital program until September 2012. Through the remainder of 2012 we drilled 3 new Middle Montney evaluation wells and completed 5 wells from the Upper, Middle and Lower Montney formations. During the first quarter of 2013, we completed all remaining wells and estimate that sufficient behind pipe productivity exists from these well completions to sustain production at approximately 100 mmcf/d for the remainder of 2013. The Glacier gas plant is capable of processing 140 mmcf/d due to the expansion work that was completed in 2012. Given additional activities undertaken including core studies, different completion technologies, and completion of additional wells in the Lower, Middle and Upper Montney formations, our estimated capital expenditure program for the 12 months ending June 30, 2013, will be approximately $115 to $125 million.

Longview’s 2013 capital program is designed to maintain production at 2012 levels and is focused primarily on further development of the Midale formation in Southeast Saskatchewan where they have an extensive land base, high working interests, and existing infrastructure. For the three months ended March 31, 2013, Longview spent a net $14.1 million on property, plant and equipment and exploration and evaluation assets which included $8.9 million in Saskatchewan, $1.8 million at Sunset, and $1.5 million at Nevis with the remaining spending for miscellaneous projects. Longview drilled a total of 7.3 net (11 gross) wells at a 91% success rate and drilled one water injection well. Longview’s 2013 capital program was delayed due to extreme winter conditions in Southeast Saskatchewan with the majority of new production additions brought on-stream at quarter end. Longview exited the quarter producing approximately 6,500 boe/d with oil and NGLs comprising 80% of total volumes.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2013 and 2012 and the sources of funding to meet those requirements:

	Three months ended
	March 31
($000)	2013	2012
Sources of funds
Funds from operations	$36,297	$31,991
Property dispositions	13,882	-
Increase in bank indebtedness	7,912	57,503
Change in non-cash working capital and other	16,099	-
	$74,190	$89,494
Uses of funds
Expenditures on property, plant and equipment	$68,176	$81,923
Dividends declared by Longview to non-controlling interest	3,856	2,599
Expenditures on decommissioning liability	2,147	739
Expenditures on exploration and evaluation assets	11	-
Change in non-cash working capital and other	-	4,233
	$74,190	$89,494

Funds from operations have been significantly impacted due to improved natural gas prices that were partially offset by lower realized crude oil and NGLs prices and decreased production. As part of Advantage’s non-core asset disposition process, one disposition was closed in January 2013 and we received $13.9 million in cash. Bank indebtedness has increased since December 31, 2012, as our primary capital activity occurs during the winter months such that capital spending will normally exceed funds from operations. To assist with funding capital expenditures, Advantage has typically utilized funds from operations and bank indebtedness from its Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Quarterly Performance

($000, except as otherwise	2013	2012				2011
indicated)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Daily production
Natural gas (mcf/d)	127,398	125,455	126,606	132,411	139,664	137,480	134,353	136,986
Crude oil and NGLs (bbls/d)	6,127	6,148	5,724	5,880	6,582	6,498	6,246	5,919
Total (boe/d)	27,360	27,057	26,825	27,949	29,859	29,411	28,638	28,750
Average prices
Natural gas ($/mcf)
Excluding hedging	$3.00	$2.97	$2.07	$1.65	$2.02	$3.18	$3.62	$3.77
Including hedging	$3.05	$2.75	$2.07	$1.67	$2.02	$3.76	$4.16	$4.29
AECO daily index	$3.20	$3.22	$2.28	$1.90	$2.17	$3.20	$3.66	$3.88
Crude oil and NGLs ($/bbl)
Excluding hedging	$74.18	$70.94	$72.07	$70.97	$81.48	$87.06	$76.56	$88.27
Including hedging	$73.12	$72.94	$73.06	$71.73	$80.41	$85.88	$77.33	$86.21
WTI ($US/bbl)	$94.34	$88.20	$92.19	$93.51	$102.94	$94.02	$89.81	$102.55
Total sales including realized hedging	$75,327	$72,944	$62,615	$58,526	$73,850	$98,858	$95,797	$99,971
Net income (loss)	$(4,979)	$(60,218)	$(2,769)	$(15,579)	$(10,559)	$(145,063)	$(2,997)	$997
per share - basic	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01
- diluted	$(0.03)	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01
Funds from operations	$36,297	$32,529	$24,703	$18,243	$31,991	$54,634	$50,108	$52,041

The table above highlights the Corporation’s performance for the first quarter of 2013 and also for the preceding seven quarters. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. The creation of Longview and accompanying capital expenditure program resulted in increased production during the fourth quarter of 2011 and the first quarter of 2012. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. This delayed our current Glacier capital program that resumed in September to maintain production at between 90 and 100 mmcf/d. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. With Lookout Butte back on production in early November 2012 and the resumption of our capital programs, we experienced an improvement in our fourth quarter 2012 and first quarter 2013 production.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2011 and into the summer of 2012, natural gas prices continued to decrease which reduced our corresponding sales and funds from operations, although increasing production and stronger relative crude oil and NGLs prices partially mitigated the impact. From the third quarter of 2012 to the first quarter of 2013, natural gas prices have gradually improved which has positively impacted our sales and funds from operations. Advantage has continued to recognize net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. During the fourth quarter of 2011, Advantage recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves.

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Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the three months ended March 31, 2013. Additional information concerning our judgments and estimates is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Changes in Accounting Policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the three months ended March 31, 2013. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited financial statements and MD&A for the year ended December 31, 2012.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

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Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

On April 30, 2013, Advantage announced closing of the Questfire Transaction which represents substantially all of Advantage’s remaining non-core assets. The net cash proceeds from this transaction were used to reduce outstanding bank indebtedness, which is approximately $125 million on a pro-forma basis as of March 31, 2013 (bank indebtedness as of March 31, 2013 less $40.2 million of net cash proceeds). Advantage is now a pure play company focused on our signature Glacier Montney property with production of 90 to 100 mmcf/d (15,000 to 16,600 boe/d), operating costs of approximately $0.30/mcf ($1.80/boe) and a royalty rate of 5%.

Continued successful drilling results at Glacier have increased the quality and magnitude of our Montney natural gas resource that contains significant scope and scale as validated by an independent reserve evaluator and whose solid economics provides Advantage with a significant drilling inventory. During the first quarter of 2013, we completed all remaining wells and estimate that sufficient behind pipe productivity currently exists from these well completions to sustain production at approximately 100 mmcf/d for the remainder of 2013. The Glacier gas plant is capable of processing 140 mmcf/d due to the expansion work that was completed in 2012.

We are currently working on a two year development plan that will focus on doubling production throughput at Glacier to 200 mmcf/d by early 2015. This program will be designed to further the delineation of the Middle and Lower intervals where only 2.2% and 27.6% of the total acreage, respectively, has been assigned reserves at year-end 2012. Our production growth targets will include increasing the throughput at Glacier to approximately 140 mmcf/d by the spring of 2014 and 200 mmcf/d by the spring of 2015. We anticipate providing more information on our capital budget before mid-year 2013. Glacier continues to exceed our expectations in terms of well performance and economic efficiencies due to its superior cost structure which is among the lowest in North America.

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Longview

Longview's business strategy is to provide shareholders with attractive long term returns that combine both income and moderate growth by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature. Consistent with its business strategy, Longview will continue to focus on maintaining a strong balance sheet by funding their dividend payments and capital expenditure program primarily from funds from operations. The following table summarizes the operational and financial guidance for Longview for the year ending December 31, 2013:

Average daily production	6,200 boe/d to 6,300 boe/d

Oil & liquids %	79%

Royalty rate	19% to 21%

Operating expenses	$19.00/boe to $20.00/boe

Funds from operations	$60 million (1)

Dividends	$28 million

Capital expenditures	$36 million

(1) Based on Edmonton light $82.00/bbl, WTI US$89.50/bbl, $US/$Canadian exchange rate $1.00, AECO $3.58/mcf.

The 2013 capital program is designed to maintain production at 2012 levels and is focused primarily on further development of the Midale formation in Southeast Saskatchewan where they have an extensive land base, high working interests and existing infrastructure. For the three months ended March 31, 2013, Longview spent a net $14.1 million on property, plant and equipment and exploration and evaluation assets which included $8.9 million in Saskatchewan, $1.8 million at Sunset, and $1.5 million at Nevis with the remaining spending for miscellaneous projects. Longview drilled a total of 7.3 net (11 gross) wells at a 91% success rate and drilled one water injection well.

Given the ongoing volatility in crude oil pricing conditions, Longview will continue to closely monitor their funds from operations as compared to their dividend policy and capital expenditure commitments to ensure they are substantially balanced.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 9, 2013

Advantage Oil & Gas Ltd. - 26

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2013	December 31, 2012

ASSETS
Current assets
Trade and other receivables		$35,746	$32,657
Prepaid expenses and deposits		4,501	5,143
Derivative asset	7	-	2,186
Assets held for sale	4	201,543	222,877
Total current assets		241,790	262,863

Non-current assets
Derivative asset	7	255	-
Exploration and evaluation assets		2,392	2,381
Property, plant and equipment	5	1,641,585	1,605,659
Deferred income tax asset	10	42,539	42,893
Total non-current assets		1,686,771	1,650,933

Total assets		$1,928,561	$1,913,796

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$102,284	$84,979
Derivative liability	7	8,135	1,096
Liabilities associated with assets held for sale	4	129,691	136,540
Total current liabilities		240,110	222,615

Non-current liabilities
Derivative liability	7	342	-
Bank indebtedness	8	280,925	272,511
Convertible debentures		79,933	79,108
Decommissioning liability	9	121,212	126,224
Deferred income tax liability	10	3,356	4,628
Total non-current liabilities		485,768	482,471

Total liabilities		725,878	705,086

SHAREHOLDERS' EQUITY
Share capital	11	2,229,598	2,229,598
Convertible debentures equity component		8,348	8,348
Contributed surplus		87,065	84,962
Deficit		(1,257,185)	(1,252,206)
Total shareholders' equity attributable to Advantage shareholders		1,067,826	1,070,702
Non-controlling interest		134,857	138,008
Total shareholders' equity		1,202,683	1,208,710
Total liabilities and shareholders' equity		$1,928,561	$1,913,796

Subsequent event (note 16)

See accompanying Notes to the Interim Consolidated Financial Statements

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Consolidated Statement of Comprehensive Loss

		Three months ended	Three months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	March 31, 2013	March 31, 2012

Petroleum and natural gas sales		$75,300	$74,494
Less: royalties		(8,337)	(10,554)
Petroleum and natural gas revenue		66,963	63,940

Operating expense		(21,160)	(22,978)
General and administrative expense		(7,657)	(7,125)
Depreciation expense	5	(25,680)	(37,578)
Finance expense		(6,787)	(6,271)
Losses on derivatives	7	(11,956)	(1,438)
Other income		869	495
Loss before taxes and non-controlling interest		(5,408)	(10,955)
Income tax recovery	10	918	2,169

Net loss and comprehensive loss before non-controlling interest		(4,490)	(8,786)
Net income attributable to non-controlling interest		(489)	(1,773)

Net loss and comprehensive loss attributable to Advantage shareholders		$(4,979)	$(10,559)

Net loss per share attributable to Advantage shareholders	12
Basic		$(0.03)	$(0.06)
Diluted		$(0.03)	$(0.06)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 28

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, December 31, 2012		$2,229,598	$8,348	$84,962	$(1,252,206)	$1,070,702	$138,008	$1,208,710
Net loss and comprehensive loss		-	-	-	(4,979)	(4,979)	489	(4,490)
Share based compensation	11, 13	-	-	2,103	-	2,103	-	2,103
Change in ownership interest, share based compensation		-	-	-	-	-	216	216
Dividends declared by Longview ($0.15 per Longview share)		-	-	-	-	-	(3,856)	(3,856)
Balance, March 31, 2013		$2,229,598	$8,348	$87,065	$(1,257,185)	$1,067,826	$134,857	$1,202,683

Balance, December 31, 2011		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(10,559)	(10,559)	1,773	(8,786)
Share based compensation	11, 13	1,951	-	334	-	2,285	-	2,285
Change in ownership interest, share based compensation		-	-	-	-	-	240	240
Dividends declared by Longview ($0.15 per Longview share)		-	-	-	-	-	(2,599)	(2,599)
Balance, March 31, 2012		$2,216,735	$8,348	$72,096	$(1,173,640)	$1,123,539	$106,532	$1,230,071

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 29

Consolidated Statement of Cash Flows

		Three months ended	Three months ended
(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2013	March 31, 2012

Operating Activities

Loss before taxes and non-controlling interest		$(5,408)	$(10,955)
Add items not requiring cash:
Share based compensation	13	1,580	2,063
Depreciation expense	5	25,680	37,578
Unrealized loss on derivatives	7	11,983	794
Loss on sale of property, plant and equipment		-	1
Finance expense		6,787	6,271
Expenditures on decommissioning liability	4, 9	(2,147)	(739)
Changes in non-cash working capital	14	19,520	(2,118)
Cash provided by operating activities		57,995	32,895

Financing Activities
Increase in bank indebtedness	8	7,912	57,503
Dividends paid by Longview		(3,855)	(2,597)
Interest paid		(4,934)	(4,848)
Cash provided by (used in) financing activities		(877)	50,058

Investing Activities
Expenditures on property, plant and equipment	5, 14	(71,284)	(82,953)
Expenditures on exploration and evaluation assets		(11)	-
Property dispositions		14,177	-
Cash used in investing activities		(57,118)	(82,953)
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 30

Notes to The Interim Consolidated Financial Statements

March 31, 2013 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2012, except as identified in note 3. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 9 2013, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

The methods used to measure fair values of derivative instruments are discussed in note 7.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation that is a junior oil-focused development and production company with properties located in Western Canada. Advantage owns 45.1% of the common shares of Longview at March 31, 2013. Because the remaining ownership is dispersed, Advantage is considered to control Longview. Therefore, Longview is accounted for on a consolidated basis in these financial statements. The remaining 54.9% ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Advantage Oil & Gas Ltd. - 31

3.	Significant accounting policies

Changes in accounting policies

The Corporation has adopted, as required, the following new and revised standards along with any consequential amendments, effective January 1, 2013.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that has replaced SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. We have determined that the new standard has no effect on the accounting methodology with respect to Longview Oil Corp. We will continue to control Longview Oil Corp. under IFRS 10 as we did under IAS 27, and as such will consolidate Longview Oil Corp. as a subsidiary of Advantage.

IFRS 11 – Joint Arrangements, IAS 28 – Investments in Associates and Joint Ventures

IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Ventures and requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation depending on the contractual rights and obligations of the parties that jointly controls the arrangement. Joint ventures will be accounted for using the equity method of accounting as set out in IAS 28 whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. The Corporation determined all of its joint arrangements to be joint operations as defined in IFRS 11 and that the adoption and application of these standards did not result in any changes in the accounting for joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. As Advantage does not have any joint ventures as defined in IFRS 11 and no single joint arrangement that is material to the reporting entity, the adoption and application of this standard did not result in any changes to the disclosure of interests in joint arrangements.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The adoption of this standard did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

New standards and interpretations not yet adopted

There were no new or amended standards issued during the three months ended March 31, 2013 that are applicable to the Corporation in future periods. A description of standards and interpretations that will be adopted by the Corporation in future periods can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2012.

Advantage Oil & Gas Ltd. - 32

4.	Assets held for sale

The following table provides detail of the assets and liabilities classified as held for sale as at March 31, 2013:

Assets held for sale
Balance as at December 31, 2011	$-
Transferred from property, plant and equipment - cost (note 5)	581,444
Transferred from property, plant and equipment - accumulated depreciation and impairment losses (note 5)	(288,694)
Transferred from exploration and evaluation assets	3,127
Impairment of assets held for sale	(73,000)
Balance at December 31, 2012	$222,877
Additions	590
Change in decommissioning liability	(5,483)
Disposals	(16,441)
Balance at March 31, 2013	$201,543

Liabilities associated with assets held for sale
Balance as at December 31, 2011	$-
Transferred from decommissioning liability (note 9)	136,540
Balance as at December 31, 2012	$136,540
Disposals - decommissioning liability	(2,559)
Change in decommissioning liability	(5,483)
Accretion - decommissioning liability	582
Expenditures on decommissioning liability	(2,060)
Transferred from derivative liability (note 7)	2,671
Balance at March 31, 2013	$129,691

On February 5, 2013, Advantage announced that it had signed a definitive agreement (the “Transaction”) with Questfire Energy Corp. (“Questfire”) for the sale of certain oil and gas properties. The Transaction closed on April 30, 2013 (note 16). The Transaction, along with another minor sale that closed in January 2013 constituted the sale of substantially all of the non-core assets. As the purchase price consists of cash and non-cash consideration, estimates and assumptions regarding discount rates were required to determine fair value less costs to sell at March 31, 2013.

Advantage Oil & Gas Ltd. - 33

5.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	173,911	773	174,684
Change in decommissioning liability (note 9)	11,095	-	11,095
Disposals	(6,443)	-	(6,443)
Transferred from exploration and evaluation assets	2,305	-	2,305
Transferred to assets held for sale (note 4)	(581,444)	-	(581,444)
Balance at December 31, 2012	$1,952,063	$5,240	$1,957,303
Additions	67,586	-	67,586
Change in decommissioning liability (note 9)	(5,980)		(5,980)
Balance at March 31, 2013	$2,013,669	$5,240	$2,018,909

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	131,503	672	132,175
Impairment of oil and gas properties	31,865	-	31,865
Disposals	(3,521)	-	(3,521)
Transferred to assets held for sale (note 4)	(288,694)	-	(288,694)
Balance at December 31, 2012	$349,092	$2,552	$351,644
Depreciation	25,546	134	25,680
Balance at March 31, 2013	$374,638	$2,686	$377,324

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2012	$1,602,971	$2,688	$1,605,659
At March 31, 2013	$1,639,031	$2,554	$1,641,585

During the three months ended March 31, 2013, Advantage capitalized general and administrative expenditures directly related to development activities of $2.8 million (March 31, 2012 - $1.7 million).

Advantage Oil & Gas Ltd. - 34

6.	Related party transactions

Transactions between Advantage and Longview

At March 31, 2013, amounts due from Longview totaled $1.6 million (December 31, 2012 - $2.2 million). Advantage charged Longview $1.4 million during the three months ended March 31, 2013 (March 31, 2012 - $1.4 million) under the Technical Services Agreement (“TSA”). Dividends declared and paid or payable from Longview to Advantage during the three months ended March 31, 2013 totaled $3.2 million (March 31, 2012 - $4.4 million). All amounts due to and from Longview are non-interest bearing in nature, settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

7.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, convertible debentures and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at March 31, 2013, there were no significant differences between the carrying amounts reported on the Interim Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has a convertible debenture obligation outstanding, of which the liability component has been classified as a financial liability at amortized cost. The convertible debenture has fixed terms and interest rates resulting in fair values that will vary over time as market conditions change. As at March 31, 2013, the estimated fair value of the outstanding convertible debenture obligation was $85.9 million (December 31, 2012 - $86.0 million). The fair value of the liability component of convertible debentures was determined based on the current public trading activity of the debenture.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. For assets and liabilities measured at fair value on a recurring basis, such as derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

For assets and liabilities measured at fair value on a non-recurring basis, such as assets held for sale (note 4), the fair value less costs to sell of financial assets received as consideration in the Transaction with Questfire was determined as follows: Convertible debentures were measured on a discounted cash flow basis at a discount rate of 18%; Class B shares were measured at a quoted market price, to the extent the price could be supported by the net asset values of Questfire.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 35

7.	Financial risk management (continued)

(a)	Price and currency risk

As at March 31, 2013, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO

Fixed price	January 2013 to December 2013	14,217 mcf/d	Cdn $3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	Cdn $3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	Cdn $2.95/mcf
Fixed price	July 2013 to September 2013	4,739 mcf/d	Cdn $3.22/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	Cdn $3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	Cdn $3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	Cdn $3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	Cdn $3.68/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	Cdn $4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	Cdn $4.01/mcf

Crude oil - WTI

Fixed price	January 2013 to December 2013	1,000 bbls/d	Cdn $90.29/bbl
Fixed price	February 2013 to December 2013	1,000 bbls/d	Cdn $93.00/bbl

In February 2013, the Corporation entered into derivatives contracts, which were transferred to assets held for sale at March 31, 2013 (note 4). On April 30, 2013, these contracts were transferred to Questfire upon closing of the Transaction (note 16).

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Fixed price	March 2013 to December 2013	13,269 mcf/d	$3.22/mcf
Fixed price	January 2014 to December 2014	7,583 mcf/d	$3.54/mcf

Crude oil – WTI
Fixed price	March 2013 to December 2013	250 bbls/d	$97.25/bbl
Fixed price	January 2014 to December 2014	200 bbls/d	$94.80/bbl

For the three months ended March 31, 2013, $12.0 million was recognized in net loss as a derivative loss (March 31, 2012 - $1.4 million). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Realized gain (loss) on derivatives	$27	$(644)
Unrealized loss on derivatives	(11,983)	(794)
Total losses on derivatives	$(11,956)	$(1,438)

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 36

7.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at March 31, 2013 and December 31, 2012 is as follows:

	March 31, 2013	December 31, 2012
Bank indebtedness (non-current) (note 8)	$280,925	$272,511
Working capital deficit (1)	62,037	47,179
Net debt	342,962	319,690
Convertible debentures maturity value (non-current)	86,250	86,250
Total debt	$429,212	$405,940
Shares outstanding (note 11)	168,382,838	168,382,838
Share closing market price ($/share)	$3.76	$3.20
Market capitalization (2)	633,119	538,825
Total capitalization	$1,062,331	$944,765

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

8.	Bank indebtedness

	March 31, 2013	December 31, 2012
Revolving credit facility	$282,083	$274,171
Discount on Bankers Acceptances and other fees	(1,158)	(1,660)
Balance, end of period	$280,925	$272,511

The Corporation has credit facilities (the "Credit Facilities") of $500 million, comprised of $300 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $460 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2013 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year, in each respective legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at March 31, 2013 and December 31, 2012. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the three months ended March 31, 2013, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.9% (March 31, 2012 – 4.1%). Advantage has no letters of credit issued and outstanding at March 31, 2013 or December 31, 2012.

Advantage Oil & Gas Ltd. - 37

9.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2013 and 2073. A risk-free rate of 2.49% (December 31, 2012 – 2.37%) and an inflation factor of 2% (December 31, 2012 – 2%) were used to calculate the fair value of the decommissioning liability at March 31, 2013. A reconciliation of the decommissioning liability is provided below:

	Three months ended	Year ended
	March 31, 2013	December 31, 2012
Balance, beginning of period	$126,224	$253,796
Accretion expense	1,055	6,300
Liabilities incurred	785	3,637
Change in estimates	(207)	(6,252)
Effect of change in risk-free rate	(6,558)	13,710
Property dispositions	-	(6,032)
Liabilities settled	(87)	(2,395)
	121,212	262,764
Transferred to assets held for sale (note 4)	-	(136,540)
Balance, end of period	$121,212	$126,224

10.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

11.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 13)	2,078,798	14,814
Balance at December 31, 2012 and March 31, 2013	168,382,838	$2,229,598

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12.	Net loss per share attributable to Advantage shareholders

The calculations of basic and diluted net loss per share are derived from both net loss attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Net loss attributable to Advantage shareholders
Basic and diluted	$(4,979)	$(10,559)
Weighted average shares outstanding
Basic and diluted	168,382,838	166,540,891

The calculation of diluted net loss per share for the three months ended March 31, 2013 and 2012 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net loss per share calculation for the three months ended March 31, 2013 and 2012 was 10,029,070 for both periods. As at March 31, 2013 and December 31, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares.

Restricted shares have been excluded from the calculation of diluted net loss per share for the three months ended March 31, 2013 and 2012, as the impact would have been anti-dilutive. There were no restricted shares outstanding at March 31, 2013. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the three months ended March 31, 2012 was 811,498 shares.

The exercise price of the outstanding stock options exceeded the average market price for the period. Therefore, they have no effect on the calculation of diluted net loss per share.

Advantage Oil & Gas Ltd. - 39

13.	Share based compensation

The following tables summarize information about changes in stock options outstanding at March 31, 2013:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2011	-	$-
Granted	15,996,366	3.67
Forfeited	(18,483)	3.67
Balance at December 31, 2012	15,977,883	$3.67
Expired	(1,997,257)	3.67
Balance at March 31, 2013	13,980,626	$3.67

	Stock Options Outstanding			Stock Options Exerciseable
Grant Date	Number	Expiry Date	Exercise Price	Number	Exercise Price
October 1, 2012	1,997,240	April 1, 2013	$3.67	-	-
October 1, 2012	1,997,234	July 1, 2013	3.67	-	-
October 1, 2012	1,997,244	October 1, 2013	3.67	-	-
October 1, 2012	1,997,195	January 1, 2014	3.67	-	-
October 1, 2012	1,997,249	April 1, 2014	3.67	-	-
October 1, 2012	1,997,225	July 1, 2014	3.67	-	-
October 1, 2012	1,997,239	October 1, 2014	3.67	-	-
	13,980,626		$3.67	-	$-

Share based compensation recognized by plan for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
RSPIP	$202	$2,525
Stock Option Plan	2,176	-
Total share based compensation	2,378	2,525
Capitalized	(798)	(462)
Net share based compensation expense	$1,580	$2,063

Advantage Oil & Gas Ltd. - 40

14.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended	Three months ended
	March 31, 2013	March 31, 2012
Source (use) of cash:
Trade and other receivables	$(3,089)	$12,130
Prepaid expenses and deposits	642	565
Trade and other accrued liabilities	17,305	(17,147)
	$14,858	$(4,452)

Related to operating activities	$19,520	$(2,118)
Related to financing activities	(815)	(843)
Related to investing activities	(3,847)	(1,491)
	$14,858	$(4,452)

Advantage Oil & Gas Ltd. - 41

15.	Segmented information

The Corporation is comprised of two operating segments: Advantage Oil & Gas Ltd. (“Advantage”) and Longview Oil Corp. (“Longview”). Advantage develops and operates natural gas focused properties in Alberta. Longview develops and operates primarily conventional oil and natural gas liquids focused properties in Alberta and Saskatchewan.

Results by operating segment for the three months ended March 31, 2013 and 2012 are as follows:

	Three months ended			Three months ended
	March 31, 2013			March 31, 2012
(thousands of Canadian dollars)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated

Petroleum and natural gas sales	$40,973	$34,327	$75,300	$33,425	$41,069	$74,494
Less: royalties	(1,855)	(6,482)	(8,337)	(2,642)	(7,912)	(10,554)
Petroleum and natural gas revenue	39,118	27,845	66,963	30,783	33,157	63,940

Operating expense	(9,905)	(11,255)	(21,160)	(12,075)	(10,903)	(22,978)
General and administrative expense	(6,930)	(727)	(7,657)	(5,706)	(1,419)	(7,125)
Depreciation expense	(15,757)	(9,923)	(25,680)	(26,592)	(10,986)	(37,578)
Finance expense	(4,827)	(1,960)	(6,787)	(4,632)	(1,639)	(6,271)
Gains (losses) on derivatives	(8,365)	(3,591)	(11,956)	186	(1,624)	(1,438)
Other income	14	855	869	495	-	495
Income (loss) before taxes and non-controlling interest	(6,652)	1,244	(5,408)	(17,541)	6,586	(10,955)
Income tax recovery (expense)	1,272	(354)	918	3,964	(1,795)	2,169
Net income (loss) and comprehensive income (loss) before non-controlling interest	(5,380)	890	(4,490)	(13,577)	4,791	(8,786)
Net income attributable to non-controlling interest	-	(489)	(489)	-	(1,773)	(1,773)
Net loss and comprehensive loss attributable to Advantage shareholders	$(5,380)	$401	$(4,979)	$(13,577)	$3,018	$(10,559)
Total assets	$1,397,765	$530,796	$1,928,561	$1,436,055	$550,991	$1,987,046
Total liabilities	$484,388	$241,490	$725,878	$537,680	$219,295	$756,975
Expenditures on property plant and equipment	$54,096	$14,080	$68,176	$63,327	$18,596	$81,923
Dividends (paid) received	$3,173	$(7,029)	$(3,856)	$4,417	$(7,016)	$(2,599)

All transactions and balances included in amounts presented above between reportable operating segments are eliminated in the consolidated financial statements.

16.	Subsequent event

On April 30, 2013, the Transaction with Questfire was closed. All assets and associated liabilities presented as held for sale at March 31, 2013 (note 4) were derecognized from the Consolidated Statement of Financial Position. Consideration received by Advantage consisted of $40.2 million of cash, a $32.6 million face value Convertible Senior Secured Questfire Debenture with a fair value of $25.0 million and 1.5 million Class B Shares of Questfire with a fair value of $5.1 million. Advantage has an option to appoint two board members to the Board of Directors of Questfire. Advantage’s credit facilities have been revised to $230 million with the next annual review extended to June 2014. Our credit facilities have also been amended to extend the duration of commodity hedging for up to four years and increase the permitted production available to hedge. Advantage is allowed to hedge up to 65% of total estimated crude oil and natural gas production on an annual basis over the first three years and 50% over the fourth year.

Advantage Oil & Gas Ltd. - 42

Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Kelly I. Drader
Paul G. Haggis(1)	Transfer Agent
Andy J. Mah
Ronald A. McIntosh (1)(2)(3)	Computershare Trust Company of Canada
Sheila H. O’Brien (2)(3)
Steven Sharpe	Abbreviations

(1) Member of Audit Committee	bbls	- barrels
(2) Member of Reserve Evaluation Committee	bbls/d	- barrels per day
(3) Member of Human Resources, Compensation & Corporate Governance Committee	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
	boe/d	- barrels of oil equivalent per day
Officers	mcf	- thousand cubic feet
Andy J. Mah, President and CEO	mcf/d	- thousand cubic feet per day
Kelly I. Drader, CFO	mmcf	- million cubic feet
Patrick J. Cairns, Senior Vice President	mmcf/d	- million cubic feet per day
Craig Blackwood, Vice President, Finance	bcf	- billion cubic feet
Neil Bokenfohr, Vice President, Exploitation	tcf	- trillion cubic feet
Lionel Derochie, Vice President, Operations	gj	- gigajoules
	NGLs	- natural gas liquids
Corporate Secretary	WTI	- West Texas Intermediate

Jay P. Reid, Partner	Corporate Office
Burnet, Duckworth and Palmer LLP
700, 400 – 3 Avenue SW
Auditors	Calgary, Alberta T2P 4H2
(403) 718-8000
PricewaterhouseCoopers LLP
Contact Us
Bankers
Toll free: 1-866-393-0393
The Bank of Nova Scotia	Email: ir@advantageog.com
National Bank of Canada	Visit our website at www.advantageog.com
Royal Bank of Canada
Canadian Imperial Bank of Commerce	Toronto Stock Exchange Trading Symbols
Union Bank, Canada Branch
Alberta Treasury Branches	Shares: AAV
Wells Fargo Bank N.A., London Branch	5.00% Convertible Debentures: AAV.DBH

Independent Reserve Evaluators	New York Stock Exchange Trading Symbol

Sproule Associates Limited	Shares: AAV

Advantage Oil & Gas Ltd. - 43